SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

July 2, 2020

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Philips’ General Meeting of Shareholders approves dividend proposal ”, dated June 26, 2020.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 2nd day of July 2020.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Press information

June 26, 2020

Philips’ General Meeting of Shareholders approves dividend proposal

Amsterdam, the Netherlands –Royal Philips (NYSE: PHG, AEX: PHIA) announced that today’s Extraordinary General Meeting of Shareholders (EGM) approved the proposal to declare a distribution of EUR 0.85 per common share against the net income for 2019, in shares only.

The dividend timetable is as follows:

Ex-dividend date	June 30, 2020
Dividend record date	July 1, 2020
Announcement of ratio and number of dividend shares	July 6, 2020
Payment date	As from July 7, 2020

The number of share dividend rights entitled to one new common share will be determined based on the volume-weighted average price of all traded common shares of Koninklijke Philips N.V. at Euronext Amsterdam on June 30, and July 1 and 2, 2020. The company will calculate the number of share dividend rights entitled to one new common share, such that the gross dividend in shares will be approximately equal to EUR 0.85.

For more information about Philips’ EGM, which was held today in Amsterdam, please click on this link.

For further information, please contact:

Ben Zwirs
Philips Global Press Office
Tel.: +31 6 15213446
E-mail: ben.zwirs@philips.com

Derya Guzel
Philips Investor Relations
Tel.: +31 20 59 77055
E-mail: derya.guzel@philips.com

About Royal Philips
Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people's health and enabling better outcomes across the health continuum from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Philips' health technology portfolio generated 2019 sales of EUR 19.5 billion and employs approximately 81,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.